

AB * 2/28

SE 07001607 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2007 WASH., D.C.

SEC FILE NUMBER
8- 39085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Apex Securities Inc. D/B/A Apex Pryor Securities, a Division of Rice Financial Products

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Clay Street, Suite 3010
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka Co.
(Name – *if individual, state last, first, middle name*)

6575 West Loop South, Suite 700	Bellaire	Texas	77401
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 12 2007 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/9

OATH OR AFFIRMATION

I, Michael C. Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Apex Pryor Securities, a Division of Rice Financial Products Company, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LINDA LOVING
MY COMMISSION EXPIRES
May 13, 2009

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(0) Independent Accountant's Supplementary Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APEX SECURITIES, INC.
dba APEX PRYOR SECURITIES

STATEMENTS OF FINANCIAL CONDITION

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

CONTENTS

	Page Number
Independent Auditor's Report	1
Statements of Financial Condition	2
Notes to Statements of Financial Condition	3 - 7

Bellaire / Houston

BRIGGS & VESELKA CO.

A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors
6575 West Loop South, Suite 700
Bellaire, Texas 77401

713.667.9147 Fax 713.667.1697
www.bvccpa.com

El Campo

To the Board of Directors
Apex Securities, Inc.
dba Apex Pryor Securities
Houston, Texas

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Apex Securities, Inc. dba Apex Pryor Securities (the "Company") as of December 31, 2006. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. The statement of financial condition of Apex Securities, Inc. dba Apex Pryor Securities as of December 31, 2005, was audited by other auditors whose report dated February 27, 2006, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Apex Securities, Inc. dba Apex Pryor Securities as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.



Briggs & Veselka Co.
A Professional Corporation
Certified Public Accountants

February 13, 2007

MEMBER OF THE CENTER FOR PUBLIC COMPANY AUDIT FIRMS
OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

independent member of BKR International

APEX SECURITIES, INC.
dba APEX PRYOR SECURITIES
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS	2006	2005
Cash and cash equivalents	$ 94,770	$ 315,552
Investments securities, at fair value	-	1,008,570
Fees and other receivables	1,628,091	1,112,445
Deposits with clearing organizations	233,902	300,214
Deferred tax asset	6,902	-
Other assets	50,559	11,632
TOTAL ASSETS	$ 2,014,224	$ 2,748,413

LIABILITIES, SUBORDINATED BORROWINGS, AND STOCKHOLDER'S DEFICIT		
LIABILITIES		
Accounts payable and accrued liabilities	$ 208,740	$ 124,455
Payable to clearing organization	-	1,019,450
TOTAL LIABILITIES	208,740	1,143,905
SUBORDINATED BORROWINGS	2,222,758	2,071,508
STOCKHOLDER'S DEFICIT		
Common stock – $0.20 par value; 10,000,000 shares authorized; 101,719 shares issued and outstanding	20,344	20,344
Accumulated deficit	(437,618)	(487,344)
TOTAL STOCKHOLDER'S DEFICIT	(417,274)	(467,000)
TOTAL LIABILITIES, SUBORDINATED BORROWINGS, AND STOCKHOLDER'S DEFICIT	$ 2,014,224	$ 2,748,413

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Apex Securities, Inc., dba Apex Pryor Securities (the "Company") was incorporated on November 5, 1987 under the laws of the State of Texas and is a wholly-owned subsidiary of Rice Derivative Holdings, LP ("Rice"). The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company participates in municipal bond underwritings, provides financial advisory services, and acts as a broker in securities. The Company trades on a fully disclosed basis through a contract with a clearing organization.

Summary of Significant Accounting Policies

A. Liquidity and Capital Resources

The Company had an accumulated deficit of approximately $438,000 and $487,000 as of December 31, 2006 and 2005, respectively. Management of Rice, the Company's parent, has committed to finance the Company, through the issuance of subordinated debt, in order to satisfy cash and capital requirements through 2007.

B. Use of Estimates

The preparation of statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

C. Cash and Cash Equivalents

The Company considers all liquid financial instruments with original maturities of ninety (90) days or less and not pledged or otherwise restricted as cash equivalents.

D. Trading Activity

Securities transactions and all related revenues and expenses are recorded in the accounts on a trade-date basis. Municipal underwriting revenues and commissions are recognized when earned, which is generally on completion of the project. These fees are management's best estimate of amounts to be collected at settlement of the underwriting. Investment securities are reported at fair value. The fair values of investment securities are based on quoted market prices at the reporting date for those or similar investments.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Summary of Significant Accounting Policies (Continued)

E. Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 2 – INVESTMENT SECURITIES

The Company invests in municipal and general obligation bonds. At December 31, 2006, the Company held no securities. At December 31, 2005, these securities were classified as investment securities and are reported at fair value. At December 31, 2005, these securities had a cost of $1,019,450 and fair value of $1,008,570. Gross unrealized losses on these securities were $10,880 at December 31, 2005.

NOTE 3 – CLEARING ORGANIZATION

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit balance of $100,000 as of December 31, 2006 and 2005, be maintained by the Company. Additional deposits based on transactions and trade activity may also be required. Additionally, at year-end the Company was in the process of changing clearing companies and had made a $100,000 deposit to the new clearing company. The deposits with the clearing organizations in the amounts of $233,902 and $300,214 at December 31, 2006 and 2005, respectively, are secured by marketable securities owned, bear interest at a rate determined by the clearing organization, and are due on demand.

NOTE 4 – INCOME TAXES

Significant temporary differences that give rise to U.S. federal net deferred tax assets as of December 31, 2006 and 2005 are as follows:

	2006	2005
Deferred tax assets:		
Loss carryforwards	**$ -**	$ 6,887
Charitable contributions	**6,902**	8,155
Total gross deferred tax asset	**6,902**	15,042
Less: valuation allowance	**-**	(15,042)
NET DEFERRED TAX ASSET	**$ 6,902**	$ -

At December 31, 2006, no valuation allowance is provided for the deferred tax asset as management believes it is more likely than not that this asset will be realized. The charitable contributions carryover will expire over the next five (5) years. During the years ended December 31, 2006 and 2005, the Company's valuation allowance decreased by $15,042 and $5,272, respectively.

NOTE 5 – COMMITMENTS

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts which may have settlement dates several weeks after trade date. Revenues and expenses related to such contracts are recognized on the trade date. There were no open underwriting commitments at December 31, 2006 and 2005.

The Company leases office facilities and equipment under noncancelable operating leases expiring through October 2009. The office facilities agreement requires the Company to pay its pro rata share of certain operating expenses in excess of a specific amount. Lease expense at December 31, 2006 and 2005 was $131,479 and $73,794, respectively. At December 31, 2006, future minimum rental commitments on such leases are as follows:

For the Year Ending December 31,	Amount
2007	$ 149,000
2008	80,252
2009	49,184
TOTAL	$ 278,436

NOTE 6 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements, from Rice, the Company's parent, including accrued interest, at December 31, 2006 and 2005 are as follows:

	2006	2005
Subordinated notes, 10%, due September 28, 2007	$ **365,167**	$ 345,167
Subordinated notes, 15%, due April 30, 2008	**324,859**	302,359
Subordinated notes, 15%, due September 1, 2008	**1,532,732**	1,423,982
TOTALS	**$ 2,222,758**	$ 2,071,508

The subordinated borrowings are available in computing net capital under SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 7 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeded 10 to 1. At December 31, 2006, the Company had net capital of $425,227, which exceeds its required net capital of $100,000 by $325,227. The Company's ratio of aggregate indebtedness to net capital was .47 to 1 at December 31, 2006.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has accounts receivable from Rice, resulting from various transactions. The amounts due from Rice of $890,000 and $1,000,000 at December 31, 2006 and 2005 are included in fees and other receivables in the accompanying statements of financial condition.

The Company has three short-term advances due from Rice, for a total of $420,000 at December 31, 2006 included in fees and other receivables in the accompanying statements of financial condition. These advances bear interest at the 3-month USD-LIBOR rate (5.36% at December 31, 2006) and are all due in 2007.

NOTE 9 – RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession of Control Requirements" are not required.

END